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                                                        SEC FILE NUMBER
                                                           33-83526
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                                                         CUSIP NUMBER
                                                          46601E 10 5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K
             [X] Form 10-Q [_] Form N-SAR

              For Period Ended: March 31, 2001
                                ---------------
              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ______________________________

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             Read Instruction (on back page) Before Preparing Form.
                             Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- REGISTRANT INFORMATION

The IXATA Group, Inc.
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Full Name of Registrant

8989 Rio San Diego Drive
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Address of Principal Executive Office (Street and Number)

San Diego, California 92108
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City, State and Zip Code


PART II -- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
                  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day
                  following the prescribed due date; and
[_]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The IXATA Group, Inc. is unable to timely file its quarterly report on Form 10-QSB for the quarter ended March 31, 2001 because IXATA has not yet completed its financial statements for the quarter and cannot do so without unreasonable effort and expense. On December 5, 2000, IXATA issued a total of 1,085,461 shares of newly authorized Series C preferred stock and warrants to purchase an additional 1,050,000 shares of preferred stock to affiliates of NextGen Capital. In connection with this transaction, four of IXATA's directors stepped down and were replaced on the board by three of NextGen's appointees. In addition, Paul B. Silverman and Andrew H. Kent stepped down as Chief Executive Officer and Chief Financial Officer, respectively. Michael W. Wynne assumed the CEO position and Robert D. Cuthbertson became CFO. For additional information regarding the NextGen transaction, see IXATA's Current Report on Form 8-K dated December 5, 2000 and filed with the Securities and Exchange Commission on December 20, 2000. These management changes created unavoidable delays in completing the audit for the year ended December 31, 2000 and subsequent delays in the preparation of the financial statements for the first quarter of 2001. However, IXATA expects to file its Form 10-QSB within the time period prescribed by Rule 12b-25.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert D. Cuthbertson             703            803-0544
         ----------------------------------------------------------------------
         (Name)                        (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes [X] No

The IXATA Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                               THE IXATA GROUP, INC.


Date: May 15, 2001             /s/ Robert D. Cuthbertson
                               -------------------------------------------------
                               By Robert D. Cuthbertson, Chief Financial Officer